

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2022

L. Anabel Fernandez
Interim Chief Financial Officer
Dream Finders Homes, Inc.
14701 Philips Highway, Suite 300
Jacksonville, Florida 32256

> **Re: Dream Finders Homes, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 16, 2002**
> **File No. 333-263603**

Dear Ms. Fernandez:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melanie Singh at 202-551-4074 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John J. Wolfel, Jr., Esq.